EXHIBIT 8.1

LIST OF SUBSIDIARIES OF CALCITECH, LTD.

1.	CalciTech Synthetic Minerals Ltd, a Bermuda Company (“CSM”)

2.	CalciTech Group Services SA, a Swiss corporation and a wholly owned subsidiary of CSM

3.	CalciTech Holding ApS, a Danish corporation and a wholly owned subsidiary of CSM (“CHA”)

4.	CalciTech Deutschland GmbH, a German corporation and a wholly owned subsidiary of CHA (in liquidation)

5.	CalciTech Odda AS, a Norwegian corporation and an entity in which CHA owns 51% (in liquidation)

6.	CalciTech Synthetic Minerals Europe Ltd., a UK company and a wholly owned subsidiary of CSM